

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2020

Brian S. Posner
Chief Financial Officer
electroCore, Inc.
150 Allen Road
Suite 201
Basking Ridge, New Jersey 07920

      **Re:  electroCore, Inc.**
           **Registration Statement on Form S-3**
           **File No. 333-238721**
           **Filed May 27, 2020**

Dear Mr. Posner:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay at (202) 551-7237 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences